SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

October 15, 2001

ASTRIS ENERGI INC.
(Exact name of Registrant as specified in its charter)

2175-6 DUNWIN DRIVE, MISSISSAUGA, ONTARIO, CANADA L5L 1X2
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X]   Form 40-F [   ]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [   ]   No [X]

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

1. Private Placement Offering
2. Common Shares Issued for Services
3. Common Shares Issued to Retire Debt
4. Stock Options Granted to Directors of Corporation
5. Exhibits
SIGNATURES
EXHIBIT 99.A

ASTRIS ENERGI INC.

FORM 6-K TABLE OF CONTENTS

1. Private Placement Offering

     Fortius Research & Trading Inc. (“Fortius”) entered into a Subscription Agreement with the Corporation dated September 21, 2001. Under the terms of this Subscription Agreement, Fortius subscribed for 250,000 Units of the Corporation, at a price of US$0.40 per Unit. Each Unit consists of one common share in the capital of the Corporation and Share Purchase Warrant which entitles Fortius to purchase Shares at an exercise price of US$0.50 per Share for a period of three years from the date of the Subscription Agreement.

     Based on the execution of the Subscription Agreement, the Corporation issued 250,000 Shares in the capital of the Corporation to Fortius. Additionally, the Corporation has reserved for issuance to Fortius 275,000 Shares in the capital of the Corporation for the timely exercise of the Warrants. The exhibit to this report contains a copy of the Warrant Certificate that was issued to Fortius.

2. Common Shares Issued for Services

     Pursuant to a written agreement dated March 9, 2000, the Company owed fees to Molesworth Associates, Inc. for advertising and investor relation services provided from April 30, 2001 through September 30, 2001. The Company agreed to settle all amounts outstanding under the contract with Molesworth Associates Inc. in exchange for 40,400 shares of the Company’s common stock. Such common stock was transferred to Molesworth Associates, Inc. in September 2001 and the Company valued the shares at US $0.50.

     On August 2, 2001, the Corporation agreed to settle obligations owing by the Corporation to certain creditors and/or consultants of the Corporation. The following issuance of shares was approved at a price of US $0.35 per share:

	Price Paid/		Number of
Name of Creditor/Consultant	Debt Owed		Common Shares

Josef Soltys	US $	10,255	29,300
Gordon Molesworth	US $	20,244	40,400

     Josef Soltys agreed to settle his outstanding consulting engineering fees for June and July 2001 by accepting shares in the corporation valued at the market price of US $0.35 as of August 2, 2001.

3. Common Shares Issued to Retire Debt

     Certain Directors of the Company continue to support and fund the Company’s operating expenses by loaning funds to cover its ongoing requirements.

     On August 2, 2001, the Corporation agreed to settle obligations owing by the Corporation to certain directors and/or officers of the Corporation. The following issuances of shares were approved at a price of US $0.35 per share:

Name of Officer/Director	Price Paid/		Number of
Or Former Officer/Director	Debt Owed		Common Shares

Donald Blenkarn	US $	15,225	43,500
Gerald A. Crawford	US $	15,225	43,500
Macnor Corp.	US $	29,820	85,200
Gordon Emerson	US $	8,100	23,100

     On September 25, 2001 the Corporation agreed to settle obligations owing by the Corporation to certain directors and/or officers by approving the following issuances of common shares at a price of US $0.24 per share:

Name of Officer/Director	Price Paid/		Number of
Or Former Officer/Director	Debt Owed		Common Shares

Donald Blenkarn	US $	3,180	13,250
Gerald A. Crawford	US $	3,180	13,250
Jiri Nor	US $	9,540	39,750
Gordon Emerson	US $	6,180	25,750

     The Directors have agreed to support the company until a joint venture or private placement is completed.

4. Stock Options Granted to Directors of Corporation

     On September 25, 2001 the company created a stock option plan to be approved at the Annual Special Meeting of Shareholders allowing the directors the right to allocate up to 1,200,000 (one million two hundred thousand) common shares in the company at market price to such individuals who have been exceptionally helpful to the company.

     The directors approved unanimously the allocation of options to two directors. The first option to be vested to Mr. Jiri Nor at an exercise price of US $0.24 upon successful completion of the third generation BiPolar fuel cell engine by May 12, 2003. The second option to be vested to Mr. Gordon Emerson at an exercise price of US $0.24 provided that he is successful in raising US $5,000,000 for the corporation by May 12, 2003.

5. Exhibits

     a.) Warrant Certificate for Fortius

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASTRIS ENERGI INC.

By:	/s/ Jiri K. Nor

President

Date October 15, 2001

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